VIA EDGAR AND FEDERAL EXPRESS

May 28, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Jay Mumford and Kevin Kuhar

Re:	NXP Semiconductors N.V.
Amendment No. 1 to Registration Statement on Form F-4
Filed May 8, 2015
File No. 333-203192
Form 20-F for fiscal year ended December 31, 2014
File No. 001-34841

Ladies and Gentlemen:

On behalf of NXP Semiconductors N.V. (“NXP”), we hereby submit for your review NXP’s response to the comments contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to NXP, dated May 26, 2015. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

We plan to file later today Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form F-4 of NXP.

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Item 7.B, Related Party Transactions, page 58

1.	We note your response to our prior comment 4. We note you state that “for the year ended December 31, 2014” the transactions are not material to the company or the related parties and that “our disclosure has been structured relative to this fact.” Please clarify whether you mean that you do not have any transactions requiring disclosure for the periods required by Item 7.B.

We acknowledge the Staff’s comment and respectfully confirm that we do not have any transactions requiring disclosure per the requirements of Item 7.B for the year ended December 31, 2014.

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Please note that NXP has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call the undersigned Jean Schreurs at tel. no. +31 40 27 28 686 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Jean A.W. Schreurs
Jean A.W. Schreurs
Senior Vice President and Senior Corporate Counsel of NXP Semiconductors N.V.

cc:

Guido Dierick

NXP Semiconductors N.V.

Jennifer Wuamett

Freescale Semiconductor, Ltd.

Gary Horowitz

Simpson Thacher & Bartlett LLP

Elizabeth Cooper

Simpson Thacher & Bartlett LLP

Kenton King

Skadden, Arps, Slate, Meagher & Flom LLP

Allison Schneirov

Skadden, Arps, Slate, Meagher & Flom LLP

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Ravitz

Securities and Exchange Commission

Gary Todd

Securities and Exchange Commission